                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                         Collins & Aikman Corporation.
           --------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, par value $.01 per share
           --------------------------------------------------------
                       (Title of Class of Securities)

                                194830 10 5
           --------------------------------------------------------
                               (CUSIP Number)

                             Neil P. Simpkins
                   Blackstone Management Associates L.P.
                             345 Park Avenue
                       New York, New York  10154
                       Tel. No.:  (212) 583-5807

                           Stephen O'Connell
                   Wasserstein Management Partners, LP
                      1301 Avenue of the Americas
                       New York, New York  10019
                       Tel. No.:  (212) 702-5689
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           February 23, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 194830 10 5                 13D                 Page  2  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Blackstone Capital Partners L.P.
     13-3443784
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   12,468,371
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,760,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     PN
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  3  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Blackstone Management Associates L.P.
     13-3611261
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   12,468,371
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,760,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     PN
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  4  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Wasserstein/C&A Holdings, L.L.C.
     13-3805480
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

    N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,292,309
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,760,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     OO
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  5  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Wasserstein Perella Partners, L.P.
     13-3495748
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,292,309
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,760,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     PN
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  6  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Wasserstein Management Partners, LP
     13-4149909
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,292,309
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,760,680
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     PN
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  7  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Cypress Management Partners, LLC
     13-4149895
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting                           153,625
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,445,934
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,914,305
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     OO
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  8  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Cypress Capital Assets, LP
     13-4149894
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting                           153,625
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,445,934
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,913,305
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     PN
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page  9  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Cypress Capital Advisors, LLC
     13-4148965
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting                           153,625
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,445,934
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,914,305
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     OO
-------------------------------------------------------------------------------

CUSIP No. 194830 10 5                 13D                 Page 10  of  17  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bruce Wasserstein
     ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds

     N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting                           216,016
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting                      26,760,680
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive                   14,508,325
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26,976,696
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     38.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person

     IN
-------------------------------------------------------------------------------

        This Amendment 2 relates to the shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation (the "Issuer") and amends the Schedule 13D filed on July 26,
1994 and amended and restated by Amendment 1 to the Schedule 13D filed on January 25, 2001 by Blackstone Capital Partners L.P. ("BCP"), Blackstone Management Associates L.P. ("BMA"), Wasserstein/C&A Holdings, L.L.C.
("WC&A"), Wasserstein Perella Partners, L.P. ("WPP"), Wasserstein Management Partners, LP ("WMP"), Cypress Management Partners, LLC ("CMP"), Cypress Capital Assets, LP ("CCA"), Cypress Capital Advisors, LLC ("CCAD") and Bruce Wasserstein ("BW", together with BCP, BMA, WC&A, WPP,WMP,CMP, CCA, CCAD and BW, the "Reporting Persons"). Capitalized terms used herein without definition have meanings ascribed to such terms in the Amendment 1 to
Schedule 13D.

ITEM 4  PURPOSE OF TRANSACTION.

        The following transactions, previously reported on the Amendment 1 to the Schedule 13D, filed on January 25, 2001, were consummated on February 23, 2001:

        BCC II, BFIP, BADP and BCP (collectively "Blackstone") and WC&A (together with Blackstone, the "Sellers") have entered into a Stock Purchase Agreement with Heartland Industrial Partners, L.P. ("Heartland"), dated as of January 12, 2001 (the "Stock Purchase Agreement"), pursuant to which the Sellers sold 27,000,000 shares of Common Stock to Heartland for an aggregate price of $135,000,000, or $5 a share. Accordingly, the Reporting Persons beneficially own 26,976,696 shares of Common Stock for investment purposes and no longer control the Issuer.

        Pursuant to the Issuer Stock Purchase Agreement, the Issuer has issued 8,600,000 shares of Common Stock to the New Investors and 1,000,000 shares of Non-Voting Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Shares"), convertible into 16,400,000 shares of Common Stock, for an aggregate purchase price of $125,000,000.

        The Amended and Restated Stockholders Agreement, dated as of June 29, 1994, among BCP, WPP, the Issuer and C & A Products (the "Stockholders Agreement"), has been terminated, and the Sellers, Heartland and the Issuer have entered into the new Stockholders Agreement (the "New Stockholders Agreement"), a copy of which has been filed as an exhibit to this Schedule 13D. In addition, in connection with the Closing, the Issuer, the Sellers and Heartland also entered into a Registration Rights Agreement, a copy of which has been filed as an exhibit to this Schedule 13D, and a Profit Participation Agreement, pursuant to which Heartland granted the Sellers and the Issuer a contingent participating interest in certain cash profits realized, if any, by Heartland upon the sale of the Shares that Heartland purchased, a copy of which has been filed as an exhibit to this Schedule 13D.
 The Voting Agreement, dated as of June 29, 1994, between BCP and WPP has been terminated.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

        The aggregate number of shares and percentage of the outstanding Common Stock of which the Reporting Persons have dispositive power over as of February 26, 2001, based upon a total of 70,514,063 outstanding shares, which includes 62,024,063 shares reported as outstanding as of January 5, 2001 by the Issuer on

February 8, 2001, and 8,490,000 issued in connection with the Issuer Stock Purchase Agreement, are as follows:

BLACKSTONE

        In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, BMA may be deemed to own beneficially 26,760,680 Shares, which constitute approximately 38% of the outstanding Shares. BMA has sole voting power with respect to none of the Shares; has shared voting power (as general partner of BCP and BADP) with respect to 26,760,680 Shares; has sole dispositive power with respect to 12,468,371 Shares (which includes the Shares owned by BFIP, which is under common control with BMA), including the Shares owned by BFIP, and has shared dispositive power with respect to none of the Shares.

WASSERSTEIN

        In accordance with such Rule 13d-5(b)(1), WC&A, WMP and WPP may be deemed to own beneficially 26,760,680 Shares, which constitute approximately 38% of the outstanding Shares; have sole voting power with respect to none of the Shares; have shared voting power with respect to 26,760,680 Shares; have sole dispositive power with respect to 14,292,309 of the Shares, and have shared dispositive power with respect to none of the Shares.

        In accordance with such Rule 13d-5(b)(1), WPPN may be deemed to own beneficially 153,625 of the Shares, which constitute approximately 0.22% of the outstanding Shares; has sole voting power with respect to 153,625 of the Shares; has shared voting power with respect to none of the Shares; has sole dispositive power with respect to 153,625 of the Shares and has shared dispositive power with respect to none of the Shares.

        In accordance with such Rule 13d-5(b)(1), CCAD, CCA, CMP, may be deemed to own beneficially 26,914,305 Shares, which constitute approximately 38.2% of the outstanding Shares; have sole voting power with respect to 153,625 of the Shares; have shared voting power with respect to 26,760,680 of the Shares; have sole dispositive power with respect to 14,445,934 of the Shares and have shared dispositive power with respect to none of the Shares.

        In accordance with such Rule 13d-5(b)(1), BW may be deemed to own beneficially 26,976,696 Shares, which constitute approximately 38.3% of the outstanding Shares; has sole voting power with respect to 216,016 of the Shares; has shared voting power with respect to 26,760,680 of the Shares; has sole dispositive power with respect to 14,508,325 of the Shares, and has shared dispositive power with respect to none of the Shares.

        Except as set forth above, no transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the last 60 days.

        WC&A, WPP, WMP, CMP, CCA, CCAD and BW disclaim beneficial ownership of shares beneficially owned by BMA, BADP, BFIP, BCC II or BCP. BMA, BADP, BFIP, BCC II and BCP disclaim beneficial ownership of shares beneficially owned by WC&A, WPP, WMP, CMP, CCA, CCAD or BW.

        The Reporting Persons disclaim beneficial ownership of shares beneficially owned by Heartland.

ITEM 6  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 9   Stockholders Agreement

        Exhibit 10  Registration Rights Agreement

        Exhibit 11  Profit Participation Agreement

                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2001.

                                     BLACKSTONE CAPITAL PARTNERS L.P.

                                     By: Blackstone Management Associates L.P.,
                                         its General Partner

                                         By: /s/ Neil P. Simpkins
                                            ----------------------------------
                                            Name:
                                            Title:

                                     BLACKSTONE MANAGEMENT ASSOCIATES L.P.

                                     By: /s/ Neil P. Simpkins
                                        -------------------------------------
                                        Name:
                                        Title:

                                     WASSERSTEIN/C&A HOLDINGS, L.L.C.

                                     By: /s/ Stephen V. O'Connell
                                        -------------------------------------
                                        Name: Stephen V. O'Connell
                                        Title: President

                                     WASSERSTEIN PERELLA PARTNERS, L.P.

                                     By: Wasserstein Management Partners, LP,
                                         its General Partner

                                         By: /s/ Ellis Jones
                                            ----------------------------------
                                            Name:
                                            Title:

                                     WASSERSTEIN MANAGEMENT PARTNERS, LP

                                     By: /s/ Ellis Jones
                                        -------------------------------------
                                        Name:
                                        Title:


                                     CYPRESS MANAGEMENT PARTNERS, LLC

                                     By: /s/ Ellis Jones
                                        -------------------------------------
                                        Name:
                                        Title:

                                     CYPRESS CAPITAL ASSETS, LP

                                     By: Cypress Capital Advisors, LLC,
                                         its General Partner

                                         By: /s/ Ellis Jones
                                            ----------------------------------
                                            Name:
                                            Title:

                                     CYPRESS CAPITAL ADVISORS, LLC

                                     By: /s/ Ellis Jones
                                        -------------------------------------
                                        Name:
                                        Title:

                                       /s/ Bruce Wasserstein
                                     ----------------------------------------
                                     Bruce Wasserstein